SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer

ambev

EARNINGS CALL

3Q25


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ambev

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the third quarter of 2025 (3Q25). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR/6-K) for the third quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the third quarter of 2024 (3Q24). Values in this release may not add up due to rounding.


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STELLA ARTOIS

3Q25

OPERATING PERFORMANCE HIGHLIGHTS

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SPATEN


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3Q25 DELIVERY

- Strong brand health across key markets
- Net revenue grew with resilient NR/hl up 7%
- EBITDA growth with margin expansion
- +8% EPS growth

ambev

2025 YEAR-TO-DATE PERSPECTIVE

- Topline growth with resilient NR/hl
- EBITDA growth with margin expansion
- Cash COGS/hl grew below NR/hl
- +7% EPS growth
- +Share buyback program of R$2.5 billion


ambev

ambev

GROWTH STRATEGY


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

GROWTH STRATEGY


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

GROWTH STRATEGY


1
LEAD AND GROW THE CATEGORY



LEAD THE BEER CATEGORY

- Core brands resilient with higher industry sensitivity
- Premium & Super Premium volumes up more than 9%

SHAPE NEW AVENUES OF GROWTH

- Balanced choices ahead of total volume

GROWTH STRATEGY


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

ambev

GROWTH STRATEGY



BEES

- BEES Marketplace strong momentum
- BRL 8.0 billion annualized GMV

ZE DELIVERY

- Zé Delivery GMV +7%
- +9% AOV

DIGITAL ECOSYSTEM POWERING INSIGHTS AND GROWTH

- More assertive and data-driven decisions
- Elasticity insights by brand, pack and customer
- Improved distribution and production efficiency

GROWTH STRATEGY


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

GROWTH STRATEGY



3
OPTIMIZE OUR BUSINESS
1
2

ambev



ambev

- Cost discipline continues to be essential
- Efficiency efforts offset expected cost pressure
- Resources freed up to invest in our business

DISCIPLINED EXECUTION DELIVERING RESULTS

ambev



CANADA[1]
12% EBITDA contribution
+2.0%
+70 bps

CAC[1]
18% EBITDA contribution
+8.5%
+270 bps

BRAZIL BEER[1]
48% EBITDA contribution
+0.1%
+80 bps

LAS[1]
14% EBITDA contribution
+4.6%
-100 bps

BRAZIL NAB[1]
8% EBITDA contribution
+6.1%
+150 bps

- EBITDA
- EBITDA Mg

Note:
[1] 3Q25 EBITDA & percentage contribution

BU BRAZIL BEER



CATEGORY INSIGHTS

- **Industry softness continued**
- **Situational and structural factors**
- **Category equity improved**

ambev

BU BRAZIL BEER



SITUATIONAL

Fewer occasions, particularly in the on-trade

1. **Weather:** colder-than-normal winter
2. **Consumer purchasing power** remained under pressure

ambev

BU BRAZIL BEER


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Cero
SUNBREW
RICO EM
VITAMINA
D


A CERVEJA QUE DESCE REDONDO
SKOL
600ml


PRESSED LEMON
EXCEPTIONAL QUALITY

STRUCTURAL

Potential trends that can turn into structural drivers

1. Easy-to-drink beers
2. Sweeter beverages
3. Balanced lifestyle

ambev

BU BRAZIL BEER

VOLUME -7.7% | NR/HL[1] +5.7%

- Volume decline 100% explained by industry
- Improved brand equity
- Gained market share across all relevant segments
- Core down low-teens & price relativity improved
- Premium & Super Premium highest share levels since 2015[2]
- Balanced choices maintained momentum



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Extra
LA CERVEZA MAS FINA
CERVECERIA MODELO, S. DE R.L. DE C.V.
MEXICO

Note:
[1]Excluding non-Ambev marketplace products
[2]According to our estimates

ambev

BU BRAZIL NAB

VOLUME -8.6% | NR/HL +10.0%

- CSD industry decelerated
- Market share stable to slightly down[1]
- NR/hl above inflation
- No-sugar portfolio up double digits


ORIGINAL DO BRASIL
ORIGINAL DO BRASIL
Guaraná
ANTARCTICA
zero
NOVO SABOR
350 ml

Note:
[1] According to our estimates

BU LAS

VOLUME -0.8% | NR/HL[1] +10.0%

ARGENTINA

- Challenging consumption environment
- Beer volumes down mid-single digits
- Brand equity remained stable



Quilmes
IMPORTED
Quilmes
CERVEZA
ARGENTINA'S
favorite beer
330ml
Quilmes

Note:
[1]Excluding non-Ambev marketplace products

ambev

BU CAC

VOLUME +1.3% | NR/HL[1] +1.4%

DOMINICAN REPUBLIC

- Operating environment improved sequentially
- Beer share of throat increased[2]
- Healthier price relativity across categories
- Presidente strengthened equity and reinforced leadership



Presidente
CERVEZA TIPO
PILSENER

Note:
[1]Excluding non-Ambev marketplace products
[2]According to our estimates

BU CANADA

VOLUME -2.0% | NR/HL[1] +2.0%

- Beer industry declined mid-single digits
- Outperformed the industry in beer and beyond[2]
- Ontario continued to grow
- Michelob Ultra, Busch and Corona among top 5 volume share gainers[2]



Michelob
ULTRA
EXCEPTIONAL LIGHT BEER
473 mL
4.0% alc./vol. • LIGHT BEER

Note:
[1]Excluding non-Ambev marketplace products
[2]According to our estimates

3Q25

FINANCIAL PERFORMANCE

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SPATEN


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ambev

INVESTING IN OUR BUSINESS



- Focused on maximizing return on investments
- Free up resources for our business and brands
- Disciplined cost management
- EBITDA margin expansion in most of our BUs

NORMALIZED NET INCOME

ambev



3Q 2025
(BRL billion)
+7%
3.58
0.00
0.13
-0.40
-0.04
0.58
3.84
NORMALIZED NET INCOME Q3 2024
NORMALIZED EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
SHARE OF RESULT OF ASSOCIATES
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q3 2025

NORMALIZED NET INCOME

- FX carry costs in Brazil
- FX cost of sourcing in Bolivia


3Q 2025
(BRL billion)
3.58
0.00
0.13
-0.40
-0.04
0.58
3.84
NORMALIZED NET INCOME Q3 2024
NORMALIZED EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
SHARE OF RESULT OF ASSOCIATES
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q3 2025

NORMALIZED NET INCOME



3Q 2025
(BRL billion)
ETR: 6.7% compared to 23.6% in 3Q24
3.58
0.00
0.13
-0.40
-0.04
0.58
3.84
NORMALIZED NET INCOME Q3 2024
NORMALIZED EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
SHARE OF RESULT OF ASSOCIATES
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q3 2025

NORMALIZED NET INCOME

ambev



3Q 2025
(BRL billion)
1. Tax amnesty partial reduction
2. Fiscal incentives
3. Barbados divestment
3.58
0.00
0.13
-0.40
-0.04
0.58
3.84
NORMALIZED NET INCOME Q3 2024
NORMALIZED EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
SHARE OF RESULT OF ASSOCIATES
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q3 2025

CASHFLOW

ambev


3Q 2025
(BRL billion)
16.4
6.9
-1.2
-3.2
-0.6
18.3
CASH & CASH EQUIVALENTS JUN'25
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS SEP'25

ambev

COMMITTED TO RETURNING CASH TO SHAREHOLDERS

- R$ 6 billion in dividends announced year-to-date
- Share buyback program of R$2.5 billion approved



- Well positioned to close the year
- 2026 FIFA World Cup connecting passions






SPATEN


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THANK YOU VERY MUCH


LPC
2025
SOUTH AMERICA ZONE
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2025
SOUTH AMERICA ZONE
22
21
13

Q&A


BRUTAL FRUIT Spritzer
BRUTAL


PRESSED LEMON
PREMIUM FLAVORED BEER
FLYING FISH
CERVEJA PREMIUM
COM SABOR


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LA CERVEZA MAS FINA
Corona Cero
0.0%


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MENOS CALORIAS*
SEM GLÚTEN
CERVEJA PURO MALTE